Exhibit 99.1

News Release

Suncor Energy’s record-breaking year in 2025 delivers Investor Day commitments one year early

All figures are approximate and in Canadian dollars, unless noted otherwise

Calgary, Alberta (January 5, 2026)

•	Safest year in the company’s history for both personnel and process safety
•	Best-ever quarterly and annual upstream production and upgrader utilization
•	Best-ever quarterly and annual refining throughput and refining utilization
•	2024’s Investor Day commitments delivered in two years versus a plan of three years
•	March 2026 Investor Day to detail what’s next in delivering shareholder value

Suncor Energy (TSX: SU) (NYSE: SU) announced today that it achieved its 2024 Investor Day performance targets, a year ahead of schedule. Record operational performance in both the 4th quarter and full year of 2025 supported early delivery of the three-year plan. Detailed financial and operating results will be shared on the company’s fourth quarter earnings call on February 4, 2026, and plans to continue to deliver shareholder value will be presented at its next Investor Day on March 31, 2026 in Toronto.

Safety Performance

•	Best-ever safety results for the 3rd consecutive year, in both personnel and process safety

o	Lost time and process safety events down by 70% compared to 2022

Fourth Quarter Operational Performance

•	Record upstream production of 909,000 bbls/day, up 34,000 bbls/day from the 4th quarter 2024
•	Record upgrader utilization of 106%, up 3% from the 4th quarter 2024
•	Record refining throughput of 504,000 bbls/day, up 18,000 bbls/day from the 4th quarter 2024
•	Record refining utilization of 108%, up 4% from the 4th quarter 2024

Full Year Operational Performance

•	Record upstream production of 860,000 bbls/day, up 32,000 bbls/day from 2024
•	Record upgrader utilization of 99%, up 1% from 2024
•	Record refining throughput of 480,000 bbls/day, up 15,000 bbls/day from 2024
•	Record refining utilization of 103%, up 3% from 2024

2024 Investor Day – achieved or exceeded the three-year targets listed below one year early

•	Increase in normalized free funds flow of $3.3 billion per year
•	Reduction in corporate WTI breakeven of US$10 per barrel
•	Increase in upstream production of greater than 100,000 bbls/day
•	Reduction in annual capital expenditure to $5.7 billion
•	Reduction in net debt to $8 billion, with 100% of excess funds to shareholders thereafter

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3

“We achieved our ambitious 2024 Investor Day three-year targets a full year ahead of schedule while setting new records in personnel and process safety, upstream production, and refining utilization. These results demonstrate the quality of our assets, the capability of our people, and that today’s Suncor delivers on its commitments. The results significantly improved our financial strength and resiliency and enabled us to return $11.5 billion to shareholders through dividends and share buybacks over the past two years,” said Rich Kruger, President and Chief Executive Officer. "Our 2026 Investor Day will detail how we plan to build on this momentum and continue to create superior value for our shareholders in the years ahead."

Operational Results – bbls per day	Q4 2025	FY 2025	Original FY 2025 Guidance Issued December 12, 2024
Total bitumen production	994,000	938,000	880,000	-	920,000

Upgraded - net SCO and diesel	557,000	519,000	485,000	-	495,000
Non-upgraded bitumen	288,000	280,000	280,000	-	290,000
Total Oil Sands production	845,000	799,000	765,000	-	785,000
Exploration and Production	64,000	61,000	45,000	-	55,000
Total Upstream Production	909,000	860,000	810,000	-	840,000

Refinery Throughput	504,000	480,000	435,000	-	450,000
Refinery Utilization - %	108	103	93	-	97

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include the planned Investor Day on March 31, 2026 and references to future free-funds flow growth and the creation of shareholder value. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated February 26, 2025, Suncor’s Report to Shareholders for the Third Quarter of 2025 dated November 4, 2025 and references to Suncor’s updated 2025 corporate guidance contained therein, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available by referring to suncor.com/FinancialReports or on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Certain financial measures used in this news release, namely normalized free funds flow, are not prescribed by GAAP. Non-GAAP measures presented herein do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. All non-GAAP measures are included because management uses the information to analyze business and performance, leverage and liquidity and therefore may be considered useful information by investors.

Free funds flow is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Normalized free funds flow is calculated by taking free funds flow and normalizing it for a US$75 WTI price. Normalized free funds flow is defined and reconciled in Suncor’s report to shareholders for the fourth quarter of 2024, dated February 5, 2025.

All reconciliations noted above are in the Non-GAAP financial measures advisory section of the applicable quarterly report and/or MD&A, each of which is available on the company’s SEDAR profile available at www.sedarplus.ca and each such reconciliation is incorporated by reference herein.

Corporate WTI breakeven price is a supplementary financial measure that represents the U.S. dollar WTI price per barrel that is equal to Suncor’s operating costs, dividend payment amount and sustaining capital on a per barrel basis. Management uses corporate WTI breakeven price to measure the company’s performance and believes it provides investors with important information regarding the efficiency and profitability of Suncor’s operations.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investment in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com

Media inquiries:
(833) 296-4570
media@suncor.com

Investor inquiries:
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